13131 Dairy Ashford, Suite 600
Sugar Land, Texas

August 25, 2021

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention: Taylor Beech

Re:    Team, Inc.
    Registration Statement on Form S-3, filed August 18, 2021
    File No. 333-258884

Dear Taylor Beech:

On August 18, 2021, Team, Inc. (the “Registrant”) filed its Registration Statement on Form S-3 (File No. 333-258884). Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-258884) so that the same will become effective on August 27, 2021 at 3:00 p.m. Eastern Time, or as soon as practicable thereafter.

Very truly yours,

TEAM, INC.

/s/ Susan Ball
Susan Ball
Executive Vice President, Chief Financial Officer and Treasurer

cc:    Locke Lord LLP
    Michelle Earley